FDO Partners, LLC

Code of Ethics

6 Code of Ethics and standards of conduct

All Members and employees of FDO Partners are subject to a variety of compliance requirements, some of these stemming from formal laws and regulations (e.g. the Investment Advisers Act), and some from policies and procedures that FDO has decided to adopt as a matter of safe and sound business practice. This Section collects all of these compliance requirements together in one place, to facilitate understanding of and adherence to the requirements.

Under Rule 204A-1 of the Investment Advisers Act, FDO’s written Code of Ethics must include the following:

1)    the standards of business conduct required for Supervised Persons;

2)	provisions requiring supervised persons to comply with applicable federal securities laws;

3)    provisions requiring all Access Persons to report their securities transactions and holdings periodically for review;

4)    provisions requiring Supervised Persons to report any violations of the Code of Ethics;

5)    provisions requiring FDO to provide the Code of Ethics to all Supervised Persons, and to receive a written receipt for same.

A “Supervised Person” is defined as any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of an investment adviser, or other person who provides investment advice on behalf of the investment adviser and is subject to the supervision and control of the investment adviser. An “Access Person” is defined as a Supervised Person who has access to nonpublic information regarding clients' purchase or sale of securities, is involved in making securities recommendations to clients or who has access to such recommendations that are nonpublic. For the avoidance of doubt, all employees and partners of FDO are considered to be both Supervised Persons and Access Persons.

This Section covers items 2) through 5) of the above list first, and then follows with an itemized description of our specific standards of conduct.

6.1	Compliance with applicable laws

FDO seeks to foster a reputation for integrity and professionalism. A cornerstone of this is compliance with all federal and state laws. All Supervised Persons are responsible for, and have agreed as a requirement of their employment, to respect and obey all of the laws, rules and regulations applicable to our business, including among others, securities, banking, employment and other federal, state and local laws. Any employee found to be in violation of an applicable law will be subject to potential dismissal, and reporting to relevant authorities.

This Compliance Policies & Procedures Manual lists many of the laws to which the firm and its employees are subject. However, it can be assumed that it is fully comprehensive. If in any doubt regarding the applicability or interpretation of a particular statute, an employee should seek the advice of the CCO.

6.2	Insider Trading Policy

The Wikipedia page covering American insider trading law states the following.

US insider trading prohibitions are based on English and American common law prohibitions against fraud. In 1909, well before the Securities Exchange Act was passed, the United States Supreme Court ruled that a corporate director, who bought that company's stock when he knew it was about to jump up in price, committed fraud by buying but not disclosing his inside information.

Section 15 of the Securities Act of 1933 contained prohibitions of fraud in the sale of securities which were greatly strengthened by the Securities Exchange Act of 1934. Section 16(b) of the Securities Exchange Act of 1934 prohibits short- swing profits (from any purchases and sales within any six-month period) made by corporate directors, officers, or stockholders owning more than 10% of a firm's shares. Under Section 10(b) of the 1934 Act, SEC Rule 10b-5, prohibits fraud related to securities trading.

The Insider Trading Sanctions Act of 1984 and the Insider Trading and Securities Fraud Enforcement Act of 1988 provide for penalties for illegal insider trading to be as high as three times the profit gained or the loss avoided from the illegal trading.

Clearly, this is one of the most important set of federal securities laws with which supervised persons must comply.

With regard to FDO’s currency investment advisory business, there is naturally a lesser chance that FDO Access Persons will come into the possession of currency-relevant material non- public information about securities through their work activities than may be true at other investment advisory firms. Nevertheless, it is still possible that certain information fitting this definition, such as prospective client transactions would come into their possession.

Historically, the illegal usage of material non-public information has been more common in the equity markets. Contrary to discretionary equity investment managers that are selecting individual stocks based on human research and intelligence gathering, the quantitative nature and confines of FDO’s investment strategies and execution processes do not present a straightforward format for the use of material non-public information. FDO’s equity execution process is entirely quantitative and systematic in nature. Furthermore, position sizes are small relative to the overall size of the portfolio. Due to these characteristics, it would be more difficult for an employee to effect portfolio positioning and fund profits from the usage of material non- public information. This acts as a natural deterrent to its illegal usage.

All FDO employees are prohibited from misusing material non-public information relating to any security, whatever the source of the information. Furthermore, employees who know or suspect that they, or another employee, have come into the possession of material non-public information are required to disclose that fact to the CCO. The CCO, in turn, will document the acquisition of the information and the steps taken to protect against its misuse.

FDO and State Street Bank and Trust (SSB) are part-owners of State Street Associates, LLC (SSA), a partnership of academics and practitioners dedicated to providing a full spectrum of investor behavior indicators and innovative portfolio and risk management strategies to institutional investors. FDO and its representatives do not have access to any proprietary client- specific information through this partnership. However, FDO and SSB recognize that they have a joint obligation to pro-actively ensure that no conflicts of interest or perceived conflicts of interest arise. Accordingly, FDO and SSB have taken specific, visible and affirmative steps to prevent any employee, partner or representative of FDO from having any kind of access, direct or indirect, to information on the proprietary transactions or holdings of custodial clients of SSB. In addition, FDO employees, partners and representatives are prohibited from obtaining or attempting to obtain such information from those individuals at SSB who have access to such data.

6.3	Personal securities trading by Access Persons

Rule 204A-1 of the Advisers Act requires all Access Persons of an investment adviser registered with the SEC to report, and the investment adviser to review, their personal securities transactions and holdings periodically. These reports must encompass all holdings and trades in any stock, bond, futures contract, investment contract or any other instrument that is considered a “Covered Security” under the Investment Advisers Act. The definition of Covered Security is broad, and includes items you might not ordinarily think of as “securities,” such as:

•         options on securities, indexes, and currencies;

•	futures contracts traded on exchanges or OTC contracts;
•	all kinds of limited partnerships;
•	foreign unit trusts and foreign mutual funds;
•	private investment funds, hedge funds, and investment clubs;
•	forward currency contracts, both deliverable and non-deliverable;

•         CD and money market accounts denominated in foreign currencies.

However, the following are not classified as Covered Securities:

•	direct obligations of the U.S. government (e.g., treasury securities);
•	CDs and money market accounts denominated in USD.
•	bankers’ acceptances, commercial paper, and high quality short-term debt obligations, including repurchase agreements;
•	shares issued by money market funds;
•	shares of open-end mutual funds that are not advised or sub-advised by the firm; and
•	shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are funds advised or sub-advised by the firm.

FDO has also implemented additional personal securities trading restrictions. Please see sections 6.3.3, 6.3.4, and 6.3.5 to review these restrictions.

6.3.1	Holdings report

No later than ten (10) days after the commencement of employment, and annually thereafter, Access Persons must submit a Holdings Report to the CCO detailing the following information with respect to each of their Covered Security holdings:

•	the title and type of security;
•	as applicable the exchange ticker symbol or CUSIP number of the security;

•	the number of shares held;
•	the principal amount of the holding;
•	the name of the broker, bank or fiduciary with custody of the security.

The information contained in the Holdings Report must be current as of a date no more than 45 days prior to the date the Report is filed. In general, the CCO will indicate the calendar dates for which the reports must be current. Annual reports are due by February 15 each year, and must reflect holdings as of December 31 of the prior year. The Holdings Reports will be reviewed with respect to securities positions that FDO has established, or may establish, on behalf of clients.

6.3.2	Transaction report

On a quarterly basis, Access Persons must submit a Securities Transaction Report to the CCO detailing the following information with respect to each transaction in a Covered Security that they undertook during the quarter:

•	the date of the transaction;
•	Purchase Date (if sale or short cover of single name equity or equity-linked security)
•	the title and type of security;
•	as applicable the exchange ticker symbol or CUSIP number of the security;
•	the type of trade (i.e. buy or sell);
•	the number of shares or units traded;
•	the principal amount of the trade;
•	the name of the broker, bank or fiduciary through which the transaction was effected.

Quarterly Transaction Reports must be submitted to the CCO no more than 25 days after the end of each calendar quarter. In general, the CCO will provide a reminder of this obligation, though the failure of the CCO to do so does not relieve Access Persons from fulfilling this requirement. The Transaction Reports will be reviewed with respect to securities transactions that FDO has effected, or may effect, on behalf of clients.

6.3.3	Restricted List

Commencing on May 2, 2014, FDO instituted an Access Person personal security trading restriction on all purchases of the Sector focused ETFs listed below (ticker in parentheses). This coincided with the agreement to provide weekly investment recommendations of these securities to a private organization. The recommendations are determined by FDO’s quantitative models. Any transaction in these names requires pre-approval from the CCO.

•	Energy Select Sector SPDR Fund (XLE)
•	Materials Select Sector SPDR Fund (XLB)
•	Industrial Select Sector SPDR Fund (XLI)
•	Consumer Discretionary Select Sector SPDR Fund (XLY)
•	Consumer Staples Select Sector SPDR Fund (XLP)
•	Health Care Select Sector SPDR Fund (XLV)
•	Financial Select Sector SPDR Fund (XLF)
•	Technology Select Sector SPDR Fund (XLK)
•	Utilities Select Sector SPDR Fund (XLU)

Given FDO’s relationship with State Street Associates, Access Persons are prohibited from transacting in securities issued by State Street Corporation without pre-approval from the CCO.

However, Access Persons of FDO who receive securities from State Street Corporation as long term compensation (e.g. options or restricted stock) may sell or otherwise dispose of such securities within thirty (30) days of the vesting of such awards without preapproval from the CCO, provided that they retain documented evidence of the award and the associated vesting schedule.

6.3.4	Holding Periods

Commencing on June 2, 2014, FDO instituted an Access Person personal security trading restriction on all single name issuer equity and equity-like instruments. This new policy was directly related to the launch of the Alpine Street Funds (the “Funds”), which is FDO’s first equity strategy offered to external investors. The policy calls for a required minimum holding period of 30 days from the date on which the securities were first purchased or sold-short (first in, first out basis). ASMF utilizes an automated quantitative trading strategy, holding many positions, and have an average holding period of less than 30 days. The nature of the strategy would make it difficult for an Access Person to attempt to trade ahead of the Funds. This policy is meant to ensure that an Access Person would not gain an advantage by trading ahead of the Fund, as they would be entirely unsure what the investment strategy would do with that position over the following 30 days. This is on top of the natural mitigants of the strategy due to it being entirely quantitative and taking many small positions in mid to large cap stocks. Access Persons would not necessarily understand the true reasons for a position being taken by the quantitative strategy let alone necessarily be aware of the position before execution.

6.3.5	Pre-clearance of trades

FDO requires that all Access Persons obtain written approval from the CCO prior to trading in any currency investment that is also recommended to clients, or that is substantially similar to currency investment recommended to clients. This standard is interpreted broadly. For example, currency-based ETFs such as NYSE:FXA are considered to be substantially similar to the Australian dollar, a security recommended to clients.

As previously mentioned, Access Persons are prohibited from transacting in securities issued by State Street Corporation as well as ETFs listed in Section 6.3.3, without written pre-approval from the CCO.

If an Access Person wishes to trade in any such security, he or she must provide twenty four

(24)   hours written notice to the CCO of the intended transaction. The CCO will review the transaction, and advise the Access Person as to whether it is approved or not, in accordance with the following principles:

•	An Access Person may not transact in such Covered Security when FDO has any type of open order in the security in place for any client.
•	An Access Person may not transact in such Covered Security if the CCO believes, or has reason to believe, that FDO may advise a client in respect of that Covered

Security in the future in a way that benefits, or has the potential to benefit, the Access Person.

Initial Public Offerings and Private Placements are not utilized by FDO in its investment advisory business. However, Access Persons will be prohibited from participation in all such offerings without the prior approval of the CCO. In some cases, the CCO has approved private placement investments for Access Persons and has granted permission for follow-on investments in those same private placements without pre-approval. However, the Access Person has been made aware that this permission disappears should the investment strategy change or if FDO broadens investment activities in such a way that creates a conflict with the private placement.

Pre-approval from the CCO for transactions is void after 24 hours.

While pre-approval for all other single name issuer equity and equity-like instruments (not outlined above) is not required, all securities in these categories are subject to the minimum Holding Period outlined in Section 6.3.4.

If there is any doubt or uncertainty around whether a transaction requires pre-approval, always consult the CCO first.

6.4	Implementation and reporting

An Access Person can be subject to discipline, up to and including termination of employment, if he or she violates this Code of Ethics and its component parts. If an employee knows of, or reasonably believes there is, a violation of applicable laws or this Code, said employee has an affirmative responsibility to report that information immediately to the CCO. If the violation involves the CCO, the employee must report it to a company Manager who is not the CCO. Employees should not conduct preliminary investigations themselves, unless authorized to do so by the CCO. Anyone who in good faith raises an issue regarding a possible violation of law, regulation or company policy or any suspected illegal or unethical behavior, will be protected from retaliation.

6.5	Recordkeeping

Rules 204-2(a) (12) and (13) of the Advisers Act requires advisors to keep copies of all relevant material relating to the Code of Ethics. In addition, the CCO must provide each FDO Supervised Person with a copy of this Code of Ethics and any amendments thereto. All Supervised Persons are required to provide the CCO with a written acknowledgment of their receipt of the Code of Ethics. In fulfillment of these requirements:

•	FDO stores all Holdings Reports and Transaction Reports in a secure electronic archive;
•	FDO requires all Supervised Persons to certify on an annual basis that they have received, read and understood this Manual and the Code of Ethics. These certifications are also stored in a secure form.
6.6	Standards of business conduct

In addition to the requirements explicitly set down in Rule 204A-1, employees are subject to the standards of conduct encompassing the following areas:

•	confidentiality of information;
•	conflicts of interest;
•	competition;
•	gifts and entertainment;
•	drug and substance abuse;
•	anti-money laundering;
•	books and records accuracy;
•	intellectual property;
•	political affairs;
•	information technology.

These are discussed in turn in the following sections.

6.6.1	Confidentiality and protection of information

FDO’s clients entrust the firm with highly sensitive information. Often it is proprietary, meaning that it is owned by someone. FDO also collects a variety of personal information regarding individuals who are clients or employees. All employees are required to treat such information with care. It may not be used for personal benefit or the benefit of others. It must be protected from unauthorized disclosure. It must only be used for the purpose for which it was gathered, and kept for only the period that is necessary.

Regarding trading, Supervised Persons who possess material non-public information that could affect the value of an investment must not act or cause others to act on the information. Access Persons are prohibited from using non-public information regarding portfolio holdings, model changes, or client transactions for their personal benefit.

6.6.2	Conflicts of interest

FDO has an affirmative duty of care, loyalty, honesty, and good faith to act in the best interests of its Clients. Compliance with this duty can be achieved by trying to avoid conflicts of interest and by fully disclosing all material facts concerning any conflict that does arise with respect to any Client. Employees should make every effort to avoid situations that have even the appearance of conflict or impropriety.

Employees may not engage in any investment strategy that might compete with FDO’s offered strategies. Employees are prohibited from recommending, implementing or considering any securities transaction for a Client without having disclosed any material beneficial ownership, business or personal relationship, or other material interest in the issuer or its affiliates to FDO’s CCO.

Employees may not advocate or recommend any service provider to the company if they have a financial interest or other type of interest in the service provider. All employees are required to disclose any personal investments or other interests in vendors or suppliers with which the firm has a relationship or a prospective relationship.

No employee or other person working for or on behalf of FDO, individual members of their immediate families, or other persons living in their households may own, directly or indirectly, any interest in any corporation or other entity if ownership of such interest could compromise the loyalty or judgment of such employee or person working for or on behalf of FDO. Whether a particular financial interest will constitute a conflict of interest or the appearance thereof will vary depending on the circumstances.

6.6.3	Outside business activities

Employees must receive prior written approval from the Chief Compliance Officer and the Managing Members of FDO prior to engaging in any outside business activity. If approved, the employee has an obligation to keep FDO apprised of these activities and provide updated information about the interests. Service by the employee as a director, officer, or employee of any other corporation or business must be approved, in writing, by the Chief Compliance Officer.

6.6.4	Competition

FDO operates in a competitive marketplace. The firm is committed to competing honestly and fairly with others who provide the same or similar services to our clients and prospective clients. Employees may not engage in any misrepresentation of facts, or any unfair dealings that are not acceptable business practices. No form of explicit or implicit cooperation with our competitors around pricing or terms is permitted. Any information on the products or activities of competitors must be in the public domain, or be acquired by lawful means.

6.6.5	Gifts and entertainment

FDO employees are not permitted to accept inappropriate gifts, favors, entertainment, special accommodations, or other things of material value that could influence their decision-making or make them feel beholden to a person or firm. Individual gifts can only be accepted up to a limit of $100 in value, while the cumulative value of individual gifts received over a year from any person cannot exceed $250 in value per person. Employees are required to file a quarterly Gifts and Entertainment report to the CCO detailing the following:

•	the date that any gift or gift was received;
•	a description of the gift;
•	the identity of the gift provider;
•	the fair value of the gift.

6.6.6	Drug-free workplace policy

FDO Partners, LLC is committed to protecting the safety, health and well-being of all employees and other individuals in our workplace. Therefore the company has established a workplace policy that balances respect for individual rights with the need to maintain an alcohol and drug- free environment.

FDO’s drug-free workplace policy is intended to apply whenever anyone is representing or conducting business for the organization. Therefore, the policy applies during all working hours and whenever an employee is conducting business or representing the organization. Any individual who is an employee or Member of FDO, is applying for a position at FDO, or is conducting business on the organization's property is subject to the policy.

The policy has the following elements and stipulations.

•	No employee or Member of FDO may possess, sell, trade, and/or offer for sale illegal drugs or intoxicants.
•	The consumption of alcoholic beverages in moderation is permitted in situations where employees are entertaining prospective or actual clients of the firm or where employees are being entertained by prospective or actual service providers or vendors. If alcohol is consumed by an employee while representing or conducting business for the organization, all applicable laws must be strictly adhered to. Employees and Members must not consume alcohol in excess.
•	Reporting for work while impaired due to on- or off-duty use of alcohol or other drugs is prohibited.
•	FDO recognizes that alcohol, drug abuse and addiction are treatable illnesses. FDO also realizes that early intervention and support improve the success of rehabilitation. Under this policy employees are encouraged to seek help if they are concerned that they or any of their family members may have a drug and/or alcohol problem. Treatment for alcoholism and/or other drug use disorders may be covered by the employee benefit plan. However, the ultimate financial responsibility for recommended treatment belongs to the employee.
•	All information received by the organization through the drug-free workplace program is confidential communication. Access to this information is limited to the Manager.

If an individual violates this policy, the consequences are serious. Applicants, who violate the drug-free workplace policy prior to employment, will have their offer for employment immediately revoked, and they may not reapply. An employee who violates the policy will be subject to progressive disciplinary action and may be required to enter rehabilitation. An employee required to enter rehabilitation that fails to successfully complete the program and/or repeatedly violates the policy will be terminated from employment. Nothing in this policy prohibits the employee from being disciplined or discharged for other violations and/or performance problems.

6.6.7	Anti-money laundering

Neither FDO nor its employees will engage in any behavior or activity that assists any person with any transaction that involves money laundering. See Section 8 for complete details of FDO’s anti-money laundering policies.

6.6.8	Books and records accuracy

The maintenance of accurate and complete books and records is vital to the effective functioning of FDO’s business. This includes, but is not limited to, the books and records referred to in Rule 204-2 of the Act, discussed in Section 4.2. Each employee is personally responsible for the integrity of the records, reports and information that he or she prepares. Falsification of any records is prohibited. Document retention policies that are set forth by management from time to time must be adhered to.

6.6.9	Intellectual property

Employees must adhere fully to the terms of the “FDO Non-compete, Confidentiality and

Inventions Agreement” that they signed as a condition of employment.

6.6.10	Political affairs

If an employee chooses to participate in the political process, he or she must do so in an individual capacity, rather than as a representative of FDO.

An employee’s personal political contributions may compromise the ability of FDO to do business in certain jurisdictions. In addition to the requirements of Rule 206(4)-5 of the Act, discussed in Section 4.12, employees must at all times exercise prudence and good judgment in regards to engagement in the political process, and its consequences for FDO’s business. In particular, employees must be cognizant of so-called “pay-to-play” laws.

Employees may not use any FDO property or communications equipment to support their political activities.

6.6.11	Information technology

Employees must at all times abide by the information technology policies set down in Section 12 of this document.

6.6.12	Whistleblower policy

FDO has a strong commitment to ethical standards and compliance with all applicable securities laws. The firm has established a Whistleblower Policy (as fully outlined in the Whistleblower Policy Manual) for the reporting of information relating to unethical or unlawful conduct by the firm, a Member or a fellow employee. Employees with knowledge of such information are encouraged to submit a Whistleblower Complaint Form (WCF). Full submission instructions are provided in the Whistleblower Policy Manual. WCFs are separately available in the Compliance Folder in the shared drive.

Employees who submit WCFs (Reporting Person) may do so anonymously if they so desire. All submissions are to be made in good faith. FDO will not discharge, demote, suspend, threaten, harass or otherwise retaliate against any Reporting Person in the terms or condition of his or her employment with FDO based upon such Reporting Person’s submitting in good faith any complaint.

The CCO is responsible for overseeing the receipt, investigation, resolution, and retention of complaints under this policy. The President of FDO is responsible for overseeing this process if the complaint relates to the CCO. The CCO will keep the identity of any inside Reporting Person confidential and privileged under all circumstances to the fullest extent allowed by law, unless the Reporting Person has authorized FDO to disclose his or her identity.

Upon receipt of a WCF, the CCO will attempt to determine whether the complaint pertains to a violation. The CCO may seek advice from external counsel, should it be required. If possible, the CCO will acknowledge receipt to the reporting individual. An investigation of the complaint will be conducted as quickly as possible, taking into account the nature and complexity of the complaint and the issues raised therein. The CCO will alert the Managing Members of the results of the investigation, and prompt and appropriate remedial action will be taken as warranted in the judgment of the Managing members or as otherwise directed by the CCO.